UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 20, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9: Other Events

Creation of “Preferred J Class” Shares

On November 20, 2023, the Board of Directors of Music Licensing, Inc. (OTC: SONG) passed a board resolution to authorize the creation of a new share class, herein referred to as the “Preferred J Class.” This disclosure outlines the key characteristics of the Preferred J Class:

●	Voting Rights:

●	Each share of the Preferred J Class is entitled to vote on all matters that common stock is entitled to vote on.

●	Control:

●	The Preferred J Class is exclusively intended to be held by Jake P. Noch or his affiliated entities.

●	Voting Power:

●	The Preferred J Class represents 80% of the total voting power across all classes of shares of the Company.

Bylaws Update:

Additionally, on November 21, 2023, the Company updated its bylaws to reflect the creation of the Preferred J Class. Both the board resolution and the updated bylaws are attached herewith as exhibits.

Issuance of Preferred J Class Share:

On November 27, 2023, one share of the Preferred J Class was issued to Jake P. Noch Family Office, LLC. As a result of this issuance, Jake P. Noch Family Office, LLC. returned and canceled 1,197,364,785 common stock shares. As of November 28, 2023, there are 802,635,215 common stock shares outstanding, with one Preferred J Class share outstanding.

**	ITEM 9.01 Exhibits.**

**	(a) Exhibits**

Exhibit 2B	MUSIC LICENSING INC. a Nevada corporation BYLAWS As Adopted 11/21/2023

Exhibit 11	RESOLUTION By the BOARD OF DIRECTORS And SHAREHOLDERS 11/20/2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	November 28, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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